EXHIBIT 99.1

For Further Information Contact:

Nymox Pharmaceutical

Corporation1-800-93NYMOX

www.nymox.com

For Immediate Release:

Nymox Required to Resubmit Application to DKMA

IRVINE CA, July 16, 2024. Nymox Pharmaceutical Corporation (“Nymox”) (OTC Markets NYMXF) announced today that its MAA submission to the Danish Medicines Agency (DKMA) has run out of time and in order to continue will be required to extend the MAA application to DKMA by re-submission with a new fee required. As it currently stands the application “does not meet the conditions of the Medicines Act for issuing a marketing authorization.” Although a great number of questions were resolved by the Company, there remain further responses required that will require additional cycle time. The Company is busy analyzing the approaches that are possible. Nymox cannot guarantee that all questions can be resolved. The Company believes that it has the data required to formulate the required re-submission.

For example:

1.

DKMA required Nymox to develop an assay and method to ensure impurities of Nymozarfex™ are below 0.1%, which was slightly lower than the submission percentage of 0.2%. Nymox collaborators have subsequently succeeded to develop the requisite method, but it took more time than DKMA permitted. DKMA stated: “Once the updated. . .method for ID, assay and related substances with acceptable LOQ of at least 0.1% is available it is expected that all related information in the dossier will be updated as confirmed. . .”;

2.

DKMA required Nymox to provide evidence that the long term follow up (LTFU) studies were double blinded, and Nymox provided a solid report from an independent audit confirming all LTFU studies were double blinded. DKMA then required additional information to augment the audit certificates already issued by the independent arm’s length audit which confirmed the double blind. Nymox has this information but there was insufficient time left to provide the submission required;

3.

The Nymozarfex data analysis was found to be robust, but DKMA had remaining major unresolved questions. The Company believes that it has solid answers to all remaining questions, but additional submission cycles are required; and

4.	There were no significant human clinical trial major safety issues for Nymozarfex.

The Company's MAA to MHRA in the U.K. is in the active process of responses to questions received from MHRA. Nymox will update later in the cycle when appropriate.

About NYMOX

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX™ to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common conditions affecting middle aged and elderly men throughout the world. BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, the discomforts of surgery, and BPH surgery has side effects such as permanent retrograde ejaculation for many patients.

Nymox recently reported 10-year follow-up new data on all available patients from its U.S. clinical trial of NYMOZARFEX™ for the treatment of low grade localized prostate cancer. The available long-term data newly assessed, confirmed that all available data shows that the NYMOZARFEX™ treatment had important and statistically significant benefit for reducing the long-term progression of these prostate cancers.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 NYMOZARFEX™ administrations. NYMOZARFEX™ has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of NYMOZARFEX™ to treat BPH and prostate cancer and the estimated timing of further developments for NYMOZARFEX™. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or impliedby the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on NYMOZARFEX™, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of NYMOZARFEX™. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.

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